SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):   July 29, 2010

Northern Explorations, Ltd.
(Exact name of registrant as specified in its charter)

Nevada	333-125068	26-3633813
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4616 Florida Street, Suite 190, San Diego, California 92116
(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: (858) 579-1088

(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations
Item 1.01   Entry into a Material Definitive Agreement.

Reorganization Agreement

Northern Explorations, Ltd., ("NXPN") a Nevada Corporation, entered into a Reorganization Agreement with High Plains Gas, LLC, a Wyoming limited liability company ("HPG"), dated July 28, 2010 and with final signatures received on July 29, 2010

The agreement sets forth the understanding which was reached by the parties. The following is a summary of terms pursuant to the Agreement:

The members of HPG will acquire an 80% controlling interest in the securities of NXPN, and NXPN acquire a 100% controlling interest in the securities of HPG, in accordance with the terms and conditions of the Reorganization Agreement. Upon completion HPG will become a wholly owned subsidiary of the Company. It is anticipated that the transaction will be structured to qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code.

The Board of Directors of NXPN shall be increased to three members; electing three persons designated by HPG to the Board of Directors, and the name of the Company shall be changed to High Plains Gas, Inc.

NXPN shall either complete a reverse split of its common stock or cancel or cause to be cancelled a total of 86,720,000 shares of its common stock such that at Closing there shall be a total of 13,000,000 shares of common stock issued and outstanding.

NXPN shall issue a total of 52,000,000 shares of common stock of NXPN (which at the time of Closing will reflect at least 80% of the fully diluted issued and outstanding common stock of NXPN) for delivery to members of HPG at Closing in exchange for 100% of the controlling interest in the securities of HPG.

NXPN shall also authorize and deliver a Certificate of Designation for a class of preferred stock with six million shares, each of which shall have ten votes per share. The NXPN Preferred Shares shall be issued to Mark D. Hettinger at Closing.

The Closing is anticipated to occur within 90 days of the Agreement, but shall occur upon the satisfaction of the conditions set forth in the Agreement. The Closing Date shall occur as soon as possible after the execution of this Agreement and upon completion of the amendment to the Articles of Incorporation, unless the Escrow Agent receives instructions otherwise from the parties or notice from a party that the conditions set forth in the agreement have not occurred. In the event the Closing does not occur on or before December 31, 2010 the agreement shall terminate.

 As of the date on which the agreement was entered into, no material relationships other than the subject agreement of this current report on Form 8-K, existed between NXPN, its officers, directors or other affiliates and HPG its officers, directors or other affiliates or any other parties to the agreement.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits

Exhibits

Northern Explorations, Ltd. includes herewith the following exhibits:

10.1   Reorganization Agreement – between Northern Explorations, Ltd., ("NXPN") a Nevada Corporation, and High Plains Gas, LLC, a Wyoming limited liability company ("HPG"), dated July 28, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Northern Explorations, Ltd.

By: /s/ Kenneth J. Yonika
Name: Kenneth J. Yonika
Title: Kenneth J. Yonika
President and Chief Executive Officer

Dated: August 3, 2010